SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-30739; File No. 812-14061]

Stellus Capital Investment Corporation, et al.; Notice of Application

September 30, 2013

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order under section 57(a)(4) and 57(i) of the Investment

Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions

otherwise prohibited by section 57(a)(4) of the Act.

Summary of Application: Applicants request an order to permit a business development company

("BDC") to co-invest with certain affiliated investment funds in portfolio companies.

Applicants: Stellus Capital Investment Corporation (the "Company"), Stellus Credit Fund I, LP

(the "Existing Fund"), Stellus Credit Fund GP, LLC (the "Fund GP") and Stellus Capital

Management, LLC (the "Adviser").

Filing Dates: The application was filed on July 20, 2012, and amended on January 10, 2013, May

22, 2013, September 20, 2013, and September 26, 2013.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on October 22, 2013 and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers,

a certificate of service. Hearing requests should state the nature of the writer's interest, the reason

for the request, and the issues contested. Persons who wish to be notified of a hearing may request

notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F St., NE, Washington, DC 20549-1090. Applicants: Robert T. Ladd, Stellus Capital Investment Corporation, 4400 Post Oak Parkway, Suite 2200, Houston, TX   77027.

For Further Information Contact: Barbara T. Heussler, Senior Counsel, at (202) 551-6990, or Jennifer L. Sawin, Branch Chief, at (202) 551-6821 (Exemptive Applications Office, Division of Investment Management).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Company is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the Act.[1] The Company's investment objective is to maximize total return to its stockholders in the form of current income and capital appreciation by primarily investing in private middle-market companies (typically with $5 million to $50 million of EBITDA) through first lien, second lien, unitranche and mezzanine debt financing and corresponding equity investments. The Company's board of directors currently consists of seven members (the "Board"), four of whom are not "interested persons" of the Company within the meaning of section 2(a)(19) of the Act (the "Independent Directors").

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[1]   Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

2.	The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"). The Adviser serves as investment adviser to the Company pursuant to an investment advisory agreement and also serves as investment adviser to each Fund.[2]

3.	The Existing Fund was formed as a Delaware limited partnership. In reliance on the exclusion from the definition of "investment company" provided by section 3(c)(1) or 3(c)(7) of the Act, none of the Funds will be registered under the Act. The Existing Fund and any Future Fund that co-invests with the Company has, or will have, investment objectives and strategies that are identical to the Company's Objectives and Strategies.[3]

4.	Applicants request relief permitting the Company, on the one hand, and one or more Funds, on the other hand, to participate in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under section 57(a)(4) and the rules under the Act (the "Co-Investment Program").[4] For purposes of the application, a "Co-Investment Transaction" means any transaction in which the Company or a Wholly-Owned Investment Sub (as defined below) participated together with one or more Funds in reliance on the requested order (the "Order"). "Potential Co-Investment Transaction" means any investment opportunity in which the Company or a Wholly-Owned Investment Sub could not participate together with one or more Funds without obtaining and relying on the Order.

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[2]	"Fund" means (i) the Existing Fund and (ii) any Future Fund. Future Fund means an entity (i) whose investment adviser is the Adviser; and (ii) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act.

[3]	"Objectives and Strategies" means the Company's investment objectives and strategies, as described in the Company's registration statement on Form N-2, other filings the Company has made with the Commission under the Securities Act of 1933, as amended (the "1933 Act") or under the Securities Exchange Act of 1934, as amended, and the Company's reports to stockholders.

[4]	All existing entities that currently intend to rely on the Order (as defined below) have been named as applicants and any entities that may rely on the Order in the future will comply with the terms and conditions of the application.

5. The Company may, from time to time, form one or more Wholly-Owned Investment Subs.[5] Such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Fund because it would be a company controlled by the Company for purposes of section 57(a)(4) and rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the Company and that the Wholly-Owned Investment Sub's participation in any such transaction be treated, for purposes of the Order, as though the Company were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Company's investments and, therefore, no conflicts of interest could arise between the Company and the Wholly-Owned Investment Sub. The Board would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Sub's participation in a Co-Investment Transaction, and the Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Company's place. If the Company proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board will also be informed of, and take into consideration, the relative participation of the Company and the Wholly-Owned Investment Sub.

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[5] The term "Wholly-Owned Investment Sub" means an entity (a) whose sole business purpose is to hold one or more investment on behalf of the Company (and, in the case of an SBIC Subsidiary (as defined below), maintain a license under the SBA Act (as defined below) and issue debentures guaranteed by the SBA (as defined below)), (b) that is wholly-owned by the Company (with the Company at all times holding, beneficially and of record, 100% of the voting and economic interests), (c) with respect to which the Board has the sole authority to make all determinations with respect to the entity's participation under the conditions to the application, and (d) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act. All subsidiaries of the Company participating in Co-Investment Transactions will be Wholly-Owned Investment Subs and will have Objectives and Strategies that are either the same as, or a subset of, the Company's Objectives and Strategies. The term "SBIC Subsidiary" means a Wholly-Owned Subsidiary that is licensed by the Small Business Administration (the "SBA") to operate under the Small Business Investment Act of 1958, as amended, (the "SBA Act") as a small business investment company (an "SBIC").

6.	Each Potential Co-Investment Transaction would be allocated among the Company, on the one hand, and the Funds, on the other hand. In selecting investments for the Company, the Adviser will consider only the investment objective, investment policies, investment position, capital available for investment, and other pertinent factors applicable to the Company. Likewise, when selecting investments for the Funds, the Adviser will select investments considering, in each case, only the investment objective, investment policies, investment position, capital available for investment, and other pertinent factors applicable to that particular investing entity. However, as described herein, each of the Funds has, or will have, investment objectives and strategies that are identical to the Company's Objectives and Strategies. Therefore, for each investment that falls within the Objectives and Strategies and is a Potential Co-Investment Transaction, the Company intends to co-invest with the Funds, with certain exceptions based on available capital or diversification. Each Potential Co-Investment Transaction and the proposed allocation of each investment opportunity would be approved prior to the actual investment by the Required Majority.[6]

7.	All subsequent activity (i.e. to sell, exchange or otherwise dispose of an investment or to complete a Follow-On Investment (as defined below) in respect of an investment acquired in a Co-Investment Transaction will also be made in accordance with the terms and conditions set forth in the application.[7] The Company may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority, if, among other things: (i) the proposed participation of each Fund and the Company in such disposition or Follow-On Investment is proportionate to its outstanding investments in the issuer immediately preceding the

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[6]	"Required Majority" has the meaning provided in section 57(o) of the Act. The term "Eligible Directors" means the directors who are eligible to vote under section 57(o).

[7]	"Follow-On Investment" means any additional investment in an existing portfolio company, including the exercise of warrants, conversion privileges or other similar rights to acquire additional securities of the portfolio company.

disposition or Follow-On Investment, as the case may be; and (ii) the Board has approved the Company's participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Company. In addition, no Independent Director will have any direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company, other than through an interest (if any) in the securities of the Company.

Applicants' Legal Analysis:

1.   Section 57(a)(4) of the Act prohibits certain affiliated persons of a BDC from participating in joint transactions with the BDC in contravention of rules as prescribed by the Commission. Under section 57(b)(2) of the Act, any person who is directly or indirectly controlling, controlled by, or under common control with a BDC is subject to section 57(a)(4). Applicants submit that each of the Funds could be deemed to be a person related to the Company in a manner described by section 57(b) by virtue of being under common control with the Company.

2.   Section 57(i) of the Act provides that, until the Commission prescribes rules under section 57(a)(4), the Commission's rules under section 17(d) of the Act applicable to registered closed-end investment companies will be deemed to apply to BDCs. Because the Commission has not adopted any rules under section 57(a)(4), rule 17d-1 applies.

3.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit affiliated persons of a registered investment company from participating in joint transactions with the company unless the Commission has granted an order permitting such transactions. Rule 17d-1, as made applicable to BDCs by section 57(i), prohibits any person who is related to a BDC in a manner described in section 57(b), acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, absent an order from the Commission. In passing upon applications under rule 17d-1,

the Commission considers whether the company's participation in the joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

4.   Applicants state that they expect that co-investment in portfolio companies by the Company and the Funds will increase the number of favorable investment opportunities for the Company and that the Co-Investment Program will be implemented only if the Required Majority approves it.

5.   Applicants submit that the Required Majority's approval of each Co-Investment Transaction before investment, and other protective conditions set forth in the application, will ensure that the Company will be treated fairly. Applicants state that the Company's participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the Act and on a basis that is not different from or less advantageous than that of other participants.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Each time the Adviser considers a Potential Co-Investment Transaction for a Fund that falls within the Company's then current Objectives and Strategies, the Adviser will make an independent determination of the appropriateness of the investment for the Company in light of the Company's then-current circumstances.

2.   (a) If the Adviser deems the Company's participation in any Potential Co-Investment Transaction to be appropriate for the Company, it will then determine an appropriate level of investment for the Company.

(b) If the aggregate amount recommended by the Adviser to be invested in the

Potential Co-Investment Transaction by the Company, together with the amount proposed to be

invested by the Funds, collectively, in the same transaction, exceeds the amount of the investment

opportunity, the amount proposed to be invested by each party will be allocated among them pro

rata based on each party's total assets, up to the amount proposed to be invested by each. The

Adviser will provide the Eligible Directors with information concerning each participating Fund's

total assets to assist the Eligible Directors with their review of the Company's investments for

compliance with these allocation procedures.

(c) After making the determinations required in conditions 1 and 2(a), the Adviser

will distribute written information concerning the Potential Co-Investment Transaction, (including

the amount proposed to be invested by each Fund), to the Eligible Directors for their consideration.

The Company will co-invest with one or more Funds only if, prior to participating in the Potential

Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the transaction, including the consideration to be paid, are

reasonable and fair to the Company and its shareholders and do not involve

overreaching in respect of the Company or its shareholders on the part of any person

concerned;

(ii) the transaction is consistent with

(A) the interests of the shareholders of the Company; and

(B) the Company's then-current Objectives and Strategies;

(iii) the investment by the Funds would not disadvantage the Company, and

participation by the Company would not be on a basis different from or less

advantageous than that of the Funds; provided, that, if any Fund, but not the

Company itself, gains the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if

(A) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B) the Adviser agrees to, and does, provide periodic reports to the Board with respect to the actions of the director or the information received by the board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C) any fees or other compensation that any Fund or any affiliated person of any Fund receives in connection with the right of the Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Funds (who may, in turn, share their portion with their affiliated persons) and the Company in accordance with the amount of each party's investment; and

(iv) the proposed investment by the Company will not benefit the Adviser or the Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by section 17(e) or 57(k) of the Act, as applicable, (C) indirectly, as a result of an interest in securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3. The Company has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. The Adviser will present to the Board, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by the Funds during the preceding quarter that fell within the Company's then-current Objectives and Strategies that were not made available to the Company, and an explanation of why the investment opportunities were not offered to the Company. All information presented to the Board pursuant to this condition will be kept for the life of the Company and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for Follow-On Investments made in accordance with condition 8, the Company will not invest in reliance on the Order in any issuer in which any Fund or any affiliated person of the Funds is an existing investor.

6. The Company will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for the Company as for each participating Fund. The grant to a Fund, but not the Company, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7. (a) If any Fund elects to sell, exchange, or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the Adviser will:

(i) notify the Company of the proposed disposition at the earliest practical time; and

    (ii) formulate a recommendation as to participation by the Company in the disposition.

    (b) The Company will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Funds.

    (c) The Company may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of the Company and each Fund in such disposition is proportionate to its outstanding investment in the issuer immediately preceding the disposition; (ii) the Board has approved as being in the best interests of the Company the ability to participate in such dispositions on a pro rata basis (as described in greater detail in the application); and (iii) the Board is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to the Company's participation to the Eligible Directors, and the Company will participate in such disposition solely to the extent that a Required Majority determines that it is in the Company's best interests.

    (d) The Company and each participating Fund will bear its own expenses in connection with any such disposition.

  8. (a) If any Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the Adviser will:

    (i) notify the Company of the proposed transaction at the earliest practical time; and

    (ii) formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by the Company.

(b) The Company may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of the Company and each Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board has approved as being in the best interests of the Company the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this application). In all other cases, the Adviser will provide its written recommendation as to the Company's participation to the Eligible Directors, and the Company will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Company's best interests.

(c) If, with respect to any Follow-On Investment:

(i) the amount of the opportunity is not based on the Company's and the Funds' outstanding investments immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the Adviser to be invested by the Company in the Follow-On Investment, together with the amount proposed to be invested by the participating Funds in the same transaction, exceeds the amount of the opportunity;

then the amount invested by each such party will be allocated among them pro rata based on each party's total assets, up to the amount proposed to be invested by each.

(d) The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in the application.

9.   The Independent Directors will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by the Funds that the Company considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments that the Company considered but declined to participate in, comply with the conditions of the order. In addition, the Independent Directors will consider at least annually the continued appropriateness for the Company of participating in new and existing Co-Investment Transactions.

10.   The Company will maintain the records required by section 57(f)(3) of the Act as if each of the investments permitted under these conditions were approved by the Required Majority under section 57(f).

11.   No Independent Director will also be a director, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the Act), of any of the Funds.

12.   The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Adviser under its respective investment advisory agreements with the Company and the Funds, be shared by the Company and the Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

13.   Any transaction fee (including break-up or commitment fees but excluding broker's fees contemplated by section 17(e) or 57(k), as applicable) received in connection with a Co-Investment Transaction will be distributed to the Company and the participating Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment

Transaction. If any transaction fee is to be held by the Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the Company and the participating Funds based on the amounts they invest in such Co-Investment Transaction. None of the Adviser, the Funds nor any affiliated person of the Company will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Company and the participating Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C), and (b) in the case of the Adviser, investment advisory fees paid in accordance with the respective agreements between the Adviser and the Company or the Funds).

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary